FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

Date: February 13, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2012 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2012	December 31, 2012
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,288	¥301,393
Short-term investments in debt and equity securities (Notes 4 and 5)	47,175	49,927
Other short-term investments (Note 4)	158,765	149,401
Trade receivables:
Notes	19,349	22,678
Accounts	225,578	229,140
Less allowances for doubtful accounts and sales returns	(4,583)	(4,813)

	240,344	247,005
Inventories (Note 6)	270,336	302,138
Advance payments	68,685	66,713
Deferred income taxes (Note 10)	45,049	42,990
Other current assets (Notes 5, 7 and 8)	40,961	39,697

Total current assets	1,144,603	1,199,264
Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	372,779	420,469
Other long-term investments (Notes 4, 5 and 7)	19,098	13,725

Total investments and advances	391,877	434,194
Property, plant and equipment:
Land	60,600	60,872
Buildings	301,911	312,880
Machinery and equipment	719,146	750,257
Construction in progress	17,035	10,698
Less accumulated depreciation	(838,155)	(872,577)

Total property, plant and equipment	260,537	262,130
Goodwill (Note 3)	89,039	97,809
Intangible assets (Note 3)	49,653	53,282
Other assets (Notes 7 and 10)	58,394	67,641

Total assets	¥1,994,103	¥2,114,320

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2012	December 31, 2012
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,062	¥4,002
Current portion of long-term debt (Note 5)	10,610	9,557
Trade notes and accounts payable	102,699	106,365
Other notes and accounts payable	60,993	51,907
Accrued payroll and bonus	49,880	42,695
Accrued income taxes	13,496	18,209
Other accrued liabilities (Note 11)	29,940	36,010
Other current liabilities (Notes 5 and 8)	29,368	41,562

Total current liabilities	301,048	310,307
Non-current liabilities:
Long-term debt (Note 5)	21,197	20,709
Accrued pension and severance liabilities (Note 9)	32,441	32,311
Deferred income taxes (Note 10)	90,179	107,543
Other non-current liabilities (Note 11)	14,997	37,846

Total non-current liabilities	158,814	198,409

Total liabilities	459,862	508,716
Commitments and contingencies (Note 11)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,617	162,970
Retained earnings	1,324,052	1,347,009
Accumulated other comprehensive income	(81,639)	(33,623)
Common stock in treasury, at cost	(51,228)	(51,248)

Total Kyocera Corporation shareholders’ equity	1,469,505	1,540,811
Noncontrolling interests	64,736	64,793

Total equity (Note 12)	1,534,241	1,605,604

Total liabilities and equity	¥1,994,103	¥2,114,320

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥885,389	¥926,524
Cost of sales (Note 8)	635,035	686,879

Gross profit	250,354	239,645
Selling, general and administrative expenses (Notes 3, 11 and 13)	161,981	188,411

Profit from operations	88,373	51,234
Other income (expenses):
Interest and dividend income	12,690	13,521
Interest expense (Note 8)	(1,516)	(1,310)
Foreign currency transaction gains, net (Note 8)	2,982	4,304
Other, net	75	1,133

Total other income (expenses)	14,231	17,648

Income before income taxes	102,604	68,882
Income taxes (Note 10)	25,328	24,457

Net income	77,276	44,425
Net income attributable to noncontrolling interests	(5,166)	545

Net income attributable to shareholders of Kyocera Corporation	¥72,110	¥44,970

Earnings per share (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥393.07	¥245.15
Diluted	393.07	245.15
Average number of shares of common stock outstanding:
Basic	183,453	183,442
Diluted	183,453	183,442

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)—(Continued)

	Three months ended December 31,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥281,121	¥318,093
Cost of sales (Note 8)	207,713	235,081

Gross profit	73,408	83,012
Selling, general and administrative expenses (Notes 3 and 13)	52,798	57,669

Profit from operations	20,610	25,343
Other income (expenses):
Interest and dividend income	5,679	6,216
Interest expense (Note 8)	(500)	(449)
Foreign currency transaction gains, net (Note 8)	1,097	1,954
Other, net	153	86

Total other income (expenses)	6,429	7,807

Income before income taxes	27,039	33,150
Income taxes (Note 10)	490	12,580

Net income	26,549	20,570
Net income attributable to noncontrolling interests	(1,207)	(971)

Net income attributable to shareholders of Kyocera Corporation	¥25,342	¥19,599

Earnings per share (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥138.14	¥106.84
Diluted	138.14	106.84
Average number of shares of common stock outstanding:
Basic	183,445	183,441
Diluted	183,445	183,441

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine months ended December 31,
	2011	2012
	Amount	Amount
	(Yen in millions)
Net income	¥77,276	¥44,425

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4 and 12)	(10,057)	30,123
Net unrealized losses on derivative financial instruments (Notes 8 and 12)	(32)	(34)
Pension adjustments (Notes 9 and 12)	(944)	(1,583)
Foreign currency translation adjustments (Note 12)	(29,018)	22,615

Total other comprehensive income (loss)	(40,051)	51,121

Comprehensive income	37,225	95,546
Comprehensive loss attributable to noncontrolling interests	(1,455)	(2,345)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥35,770	¥93,201

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)—(Continued)

	Three months ended December 31,
	2011	2012
	Amount	Amount
	(Yen in millions)
Net income	¥26,549	¥20,570

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4 and 12)	(13,864)	5,114
Net unrealized losses on derivative financial instruments (Notes 8 and 12)	(86)	(134)
Pension adjustments (Notes 9 and 12)	(456)	(1,179)
Foreign currency translation adjustments (Note 12)	1,908	44,061

Total other comprehensive income (loss)	(12,498)	47,862

Comprehensive income	14,051	68,432
Comprehensive loss attributable to noncontrolling interests	(1,561)	(6,468)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥12,490	¥61,964

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Cash flows from operating activities:
Net income	¥77,276	¥44,425
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,138	52,656
Provision (recovery) for doubtful accounts and loss on bad debts	161	310
Write-down of inventories	6,869	8,489
Deferred income taxes (Note 10)	(10,290)	(3,431)
Foreign currency adjustments	138	(1,322)
Change in assets and liabilities:
(Increase) decrease in receivables	(5,127)	7,115
Increase in inventories	(50,346)	(31,791)
Decrease in advance payments	2,964	1,861
(Increase) decrease in other current assets	(5,888)	1,907
Increase (decrease) in notes and accounts payable	4,189	(18,430)
Increase (decrease) in accrued income taxes	(1,434)	4,521
Increase (decrease) in other current liabilities	(5,432)	7,775
Increase (decrease) in other non-current liabilities	(2,491)	18,654
Other, net	(1,513)	(3,644)

Net cash provided by operating activities	62,214	89,095

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(5,027)	(18,890)
Payments for purchases of held-to-maturity securities	(51,001)	(30,094)
Proceeds from sales and maturities of available-for-sale securities	15,802	10,689
Proceeds from maturities of held-to-maturity securities	50,517	39,892
Acquisitions of businesses, net of cash acquired (Note 3)	(21,137)	(11,077)
Investment in an affiliate	(649)	(2,150)
Payments for purchases of property, plant and equipment	(52,896)	(43,045)
Payments for purchases of intangible assets	(5,651)	(4,045)
Acquisition of time deposits and certificate of deposits	(202,315)	(188,056)
Withdrawal of time deposits and certificate of deposits	230,959	201,801
Other, net	2,219	2,629

Net cash used in investing activities	(39,179)	(42,346)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(2,507)	(318)
Proceeds from issuance of long-term debt	6,797	6,656
Payments of long-term debt	(10,406)	(9,235)
Dividends paid (Note 12)	(25,448)	(23,822)
Purchase of treasury stock	(533)	(19)
Other, net	(1,338)	(1,418)

Net cash used in financing activities	(33,435)	(28,156)

Effect of exchange rate changes on cash and cash equivalents	(9,241)	9,512

Net increase (decrease) in cash and cash equivalents	(19,641)	28,105
Cash and cash equivalents at beginning of period	273,471	273,288

Cash and cash equivalents at end of period	¥253,830	¥301,393

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income (loss).

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and a variable interest entity for which Kyocera Corporation is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results approximate its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera will directly write-off these receivables to expenses in the period incurred.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts in income. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements by fair value based on measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development”, and charged to operations as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs”, and charged to operations as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2012, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In July 2012, the FASB issued ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. This accounting standard will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” This accounting standard clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This accounting standard will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, this accounting standard requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, this accounting standard requires an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This accounting standard will be effective prospectively for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated balance sheets at March 31, 2012, and the consolidated statements of cash flows for nine months ended December 31, 2011 to conform to the current presentation.

3. BUSINESS COMBINATION

On June 5, 2012, Kyocera Document Solutions Deutschland GmbH, a subsidiary of Kyocera Document Solutions Inc., a Japan based subsidiary, acquired 100% of the common stock of AKI GmbH to strengthen its document solutions business.

On August 1, 2012, Kyocera Document Solutions America, Inc., a subsidiary of Kyocera Document Solutions Inc., acquired information equipment sales business, related assets and liabilities from Nevill Business Machines, Inc. to expand its sales channels in the United States of America.

The results of operations of the acquired businesses were included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For reporting segment, they are reported in the Information Equipment Group. The acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

On October 16, 2012, AVX Corporation, a U.S. based subsidiary, signed an agreement with Nichicon Corporation to purchase its Tantalum Component Division and, on February 6, 2013, AVX Corporation completed this agreement for approximately ¥8,054 million (approximately $86 million) in cash. The annual component sales of the Division are approximately ¥6,525 million (approximately $75 million). The calculation of the amounts of the identifiable assets and liabilities has not yet been completed.

On November 5, 2012, Kyocera Communication Systems Co., Ltd., a Japan based subsidiary, acquired 100% of the common stock of MOTEX Inc., a development and sales company of information technology assets management package software, and made it consolidated subsidiary with the aim of strengthening its security service business in information systems & telecommunication services business.

Going forward, Kyocera Communication Systems Co., Ltd. will strive to further expand its information systems & telecommunication services business through the pursuit of synergies with MOTEX Inc.

The results of operations of MOTEX Inc. was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Others.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.”

The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended December 31, 2012. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table. Acquisition-related costs of ¥101 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2012.

November 5, 2012
(Yen in millions)
Current assets	¥5,069
Intangible assets	4,247
Other non-current assets	1,400

Total assets	10,716

Current liabilities	1,907
Non-current liabilities	1,607

Total liabilities	3,514

Total identified assets and liabilities	7,202

Purchase price (Cash)	13,507

Goodwill	¥6,305

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the revenue and earnings were not material.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

November 5, 2012
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥3,452
Software	616
Trademarks	179

Total	¥4,247

The weighted average amortization periods for customer relationships, software and trademarks are 10 years, 5 years and 10 years, respectively.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2012 and December 31, 2012, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2012				December 31, 2012
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥266,070	¥333,840	¥68,057	¥287	¥279,637	¥393,112	¥113,625	¥150
Investment trusts	3,690	3,704	145	131	3,388	3,983	595	0

Total equity securities	269,760	337,544	68,202	418	283,025	397,095	114,220	150

Corporate bonds	12,735	11,941	0	794	11,383	11,263	416	536
Government bonds and public bonds	1,501	1,203	—	298	2,193	1,862	—	331

Total debt securities	14,236	13,144	0	1,092	13,576	13,125	416	867

Total available-for-sale securities	283,996	350,688	68,202	1,510	296,601	410,220	114,636	1,017

Held-to-maturity securities:
Corporate bonds	54,317	54,325	123	115	53,516	53,600	110	26
Government bonds and public bonds	13,949	13,949	13	13	5,660	5,663	3	—
Others	1,000	1,000	0	—	1,000	1,000	—	—

Total held-to-maturity securities	69,266	69,274	136	128	60,176	60,263	113	26

Total	¥353,262	¥419,962	¥68,338	¥1,638	¥356,777	¥470,483	¥114,749	¥1,043

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and unconsolidated subsidiaries. Carrying amounts of these investments at March 31, 2012 and December 31, 2012, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2012	December 31, 2012
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥160,796	¥149,433
Non-marketable equity securities	15,393	10,306
Long-term loans	77	41
Investments in affiliates and unconsolidated subsidiaries	1,597	3,346

Total	¥177,863	¥163,126

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2012				December 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Marketable equity securities	¥25	¥—	¥—	¥25	¥—	¥—	¥—	¥—
Investment trusts	2,386	—	—	2,386	—	—	—	—

Total equity securities	2,411	—	—	2,411	—	—	—	—

Corporate bonds	2,859	—	—	2,859	2,917	—	—	2,917
Government bonds and public bonds	168	—	—	168	289	—	—	289

Total debt securities	3,027	—	—	3,027	3,206	—	—	3,206

Foreign currency forward contracts	—	459	—	459	—	273	—	273

Total derivatives	—	459	—	459	—	273	—	273

Total current assets	5,438	459	—	5,897	3,206	273	—	3,479

Non-Current Assets:
Marketable equity securities	333,815	—	—	333,815	393,112	—	—	393,112
Investment trusts	66	1,252	—	1,318	35	3,948	—	3,983

Total equity securities	333,881	1,252	—	335,133	393,147	3,948	—	397,095

Corporate bonds	9,082	—	—	9,082	8,346	—	—	8,346
Government bonds and public bonds	1,035	—	—	1,035	1,573	—	—	1,573

Total debt securities	10,117	—	—	10,117	9,919	—	—	9,919

Total non-current assets	343,998	1,252	—	345,250	403,066	3,948	—	407,014

Total assets	¥349,436	¥1,711	¥—	¥351,147	¥406,272	¥4,221	¥—	¥410,493

Current Liabilities:
Foreign currency forward contracts	¥—	¥5,140	¥—	¥5,140	¥—	¥12,095	¥—	¥12,095
Interest rate swaps	—	28	—	28	—	24	—	24

Total derivatives	—	5,168	—	5,168	—	12,119	—	12,119

Total current liabilities	¥—	¥5,168	¥—	¥5,168	¥—	¥12,119	¥—	¥12,119

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the nine months ended December 31, 2011 and 2012.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2012		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥47,175	¥47,116	¥49,927	¥49,940
Long-term investments in debt and equity securities	372,779	372,846	420,469	420,543
Other long-term investments (excluding investments in affiliates and unconsolidated subsidiaries)	17,501	17,526	10,379	10,379

Total	¥437,455	¥437,488	¥480,775	¥480,862

Liabilities (b):
Long-term debt (including due within one year)	¥31,807	¥32,028	¥30,266	¥30,287

Total	¥31,807	¥32,028	¥30,266	¥30,287

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2012 and December 31, 2012 were ¥15,380 million and ¥10,293 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2012 and December 31, 2012 are as follows:

	March 31, 2012	December 31, 2012
	(Yen in millions)
Finished goods	¥117,337	¥145,992
Work in process	54,700	54,041
Raw materials and supplies	98,299	102,105

Total	¥270,336	¥302,138

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2012 and December 31, 2012 are as follows:

	March 31, 2012	December 31, 2012
	(Yen in millions)
Other current assets	¥518	¥564
Other long-term investments	44	0
Other assets	1,948	1,955

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH and its consolidated subsidiaries (TA), consolidated German subsidiaries of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Balance at beginning of period	¥493	¥382
Charged to costs or expenses, or charge-offs	12	7
Others*	(76)	19

Balance at end of period	¥429	¥408

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Balance at beginning of period	¥442	¥374
Charged to costs or expenses, or charge-offs	0	(20)
Others*	(13)	54

Balance at end of period	¥429	¥408

*	Others consist mainly of foreign currency translation.

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2012 and December 31, 2012 were ¥31,258 million and ¥31,787 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 55% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2012 and December 31, 2012 are as follows:

	March 31, 2012	December 31, 2012
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,941	¥10,916
Interest rate swaps	963	127

Total	13,904	11,043

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	130,346	155,598

Total derivatives	¥144,250	¥166,641

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2012 and December 31, 2012 are as follows:

	Location	March 31, 2012	December 31, 2012
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥135	¥113

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	324	160

Total derivative assets		¥459	¥273

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥256	¥248
Interest rate swaps	Other current liabilities	28	24

Total		284	272

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	4,884	11,847

Total derivative liabilities		¥5,168	¥12,119

The location and amount of derivative financial instruments included in comprehensive income for the nine months ended December 31, 2011 and 2012 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Foreign currency forward contracts	¥(31)	¥(5)
Interest rate swaps	8	(24)

Total	¥(23)	¥(29)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Nine months ended December 31,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(33)	¥83
Foreign currency forward contracts	Cost of sales	87	(99)
Interest rate swaps	Interest expense	13	24

Total		¥67	¥8

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Nine months ended December 31,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(4)	¥(23)

Derivatives not designated as hedging instruments: Gains (losses) recognized in income
		Nine months ended December 31,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥6,709	¥(7,127)
Currency swaps	Foreign currency transaction gains, net	1	—

Total		¥6,710	¥(7,127)

The location and amount of derivative financial instruments included in comprehensive income for the three months ended December 31, 2011 and 2012 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Foreign currency forward contracts	¥(69)	¥(98)
Interest rate swaps	9	2

Total	¥(60)	¥(96)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Three months ended December 31,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥73	¥25
Foreign currency forward contracts	Cost of sales	(116)	(69)
Interest rate swaps	Interest expense	4	—

Total		¥(39)	¥(44)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Three months ended December 31,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(5)	¥(6)

Derivatives not designated as hedging instruments: Gains (losses) recognized in income
		Three months ended December 31,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(2,899)	¥(12,552)
Currency swaps	Foreign currency transaction gains, net	3	—

Total		¥(2,896)	¥(12,552)

9. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the nine months ended December 31, 2011 and 2012 include the following components:

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Service cost	¥6,974	¥7,534
Interest cost	1,877	1,742
Expected return on plan assets	(2,517)	(2,599)
Amortization of prior service cost	(3,247)	(3,247)
Recognized actuarial loss	855	1,130

Net periodic pension costs	¥3,942	¥4,560

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended December 31, 2011 and 2012 include the following components:

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Service cost	¥2,325	¥2,512
Interest cost	626	580
Expected return on plan assets	(839)	(866)
Amortization of prior service cost	(1,083)	(1,083)
Recognized actuarial loss	285	377

Net periodic pension costs	¥1,314	¥1,520

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the nine months ended December 31, 2011 and 2012 include the following components:

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Service cost	¥229	¥251
Interest cost	1,329	1,202
Expected return on plan assets	(910)	(889)
Amortization of prior service cost	7	7
Recognized actuarial loss	180	308

Net periodic pension costs	¥835	¥879

Net periodic pension costs at these foreign subsidiaries for the three months ended December 31, 2011 and 2012 include the following components:

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Service cost	¥74	¥85
Interest cost	426	408
Expected return on plan assets	(296)	(301)
Amortization of prior service cost	3	3
Recognized actuarial loss	59	104

Net periodic pension costs	¥266	¥299

10. INCOME TAXES

The effective tax rates for the nine months and the three months ended December 31, 2012 increased to 35.5% and 37.9% respectively, compared to the rates for the nine months and three months ended December 31, 2011 of 24.7% and 1.8%. The increases are due mainly to the enactment of new Japanese tax rates during the three months ended December 31, 2011, which decreased the statutory tax rates for temporary difference expected to be realized in the subsequent periods. The enactment resulted in the reduction of income tax for the nine months and three months ended December 31, 2011 due to the amounts of reversal related to deferred tax liabilities exceeded the amounts of reversal related to deferred tax assets.

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2012, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥9,800 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2012 are as follows:

December 31, 2012
(Yen in millions)
Due within 1 year	¥5,359
Due after 1 year but within 2 years	3,549
Due after 2 years but within 3 years	2,304
Due after 3 years but within 4 years	1,462
Due after 4 years but within 5 years	1,087
Thereafter	1,529

Total	¥15,290

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the nine months ended December 31, 2012 and during the three months ended December 31, 2012, Kyocera purchased ¥11,896 million and ¥4,900 million, respectively and is obligated to purchase ¥203,100 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of December 31, 2012, the total amount of these guarantees was ¥556 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree (1992 Consent Decree), AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥11,354 million ($130.5 million).

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform the Remedial Design, the Remedial Action and Operation and Maintenance as set forth in the UAO, for the harbor clean-up, pursuant to the reopener provision. The original effective date set forth in the UAO was June 18, 2012 (and subsequently extended to March 1, 2013), pursuant to which AVX had to inform the EPA if it intends to comply with the UAO.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean-up reopener provisions in the future. In accordance with the settlement, AVX will pay ¥31,864 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor, and the EPA will withdraw the UAO. The settlement requires approval by the United States District Court before becoming final. The timing of any such approval is uncertain.

AVX recorded a charge of ¥21,300 million ($266.25 million) with respect to this matter for the three months ended June 30, 2012 in addition to the ¥7,900 million ($100 million) charge recorded in the three months ended March 31, 2012. Kyocera included this charge in selling, general and administrative expenses in the consolidated statements of income for the nine months ended December 31, 2012.

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

12. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the ordinary general shareholders’ meeting held on June 27, 2012, Kyocera Corporation declared year-end cash dividends totaling ¥11,007 million, ¥60 per share of common stock effective June 28, 2012 to shareholders of record on March 31, 2012.

Based on the resolution for the payment of interim dividends at the board of directors held on October 31, 2012, Kyocera declared cash dividends totaling ¥11,006 million, ¥60 per share of common stock effective December 5, 2012 to shareholders of record on September 30, 2012.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the nine months ended December 31, 2011 and 2012 are as follows:

	Nine months ended December 31,
	2011			2012
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Balance at beginning of period	¥1,420,263	¥63,096	¥1,483,359	¥1,469,505	¥64,736	¥1,534,241
Comprehensive income	35,770	1,455	37,225	93,201	2,345	95,546
Cash dividends to Kyocera Corporation’s shareholders	(23,853)	—	(23,853)	(22,013)	—	(22,013)
Cash dividends to noncontrolling interests	—	(1,481)	(1,481)	—	(1,619)	(1,619)
Others	(459)	(410)	(869)	118	(669)	(551)

Balance at end of period	¥1,431,721	¥62,660	¥1,494,381	¥1,540,811	¥64,793	¥1,605,604

Comprehensive income and tax effect allocated to each components of other comprehensive income (loss) for the nine months ended December 31, 2011 and 2012 are as follows:

	Nine months ended December 31,
	2011			2012
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥72,110	¥5,166	¥77,276	¥44,970	¥(545)	¥44,425
Net unrealized gains (losses) on securities	(10,060)	3	(10,057)	30,111	12	30,123
Net unrealized losses on derivative financial instruments	(23)	(9)	(32)	(29)	(5)	(34)
Pension adjustments	(1,003)	59	(944)	(1,526)	(57)	(1,583)
Foreign currency translation adjustments	(25,254)	(3,764)	(29,018)	19,675	2,940	22,615

Comprehensive income	¥35,770	¥1,455	¥37,225	¥93,201	¥2,345	¥95,546

	Amount before taxes	Tax effect amount	Amount, net of taxes
	(Yen in millions)
For the nine months ended December 31, 2011:*
Net unrealized losses on securities	¥(17,036)	¥6,979	¥(10,057)
Net unrealized losses on derivative financial instruments	(17)	(15)	(32)
Pension adjustments	(1,883)	939	(944)
Foreign currency translation adjustments	(29,020)	2	(29,018)

Other comprehensive loss	¥(47,956)	¥7,905	¥(40,051)

For the nine months ended December 31, 2012:
Net unrealized gains on securities	¥47,098	¥(16,975)	¥30,123
Net unrealized losses on derivative financial instruments	(8)	(26)	(34)
Pension adjustments	(2,270)	687	(1,583)
Foreign currency translation adjustments	22,615	—	22,615

Other comprehensive income	¥67,435	¥(16,314)	¥51,121

*	Information for the nine months ended December 31, 2011 is presented to conform to current presentation.

Comprehensive income and tax effect allocated to each components of other comprehensive income (loss) for the three months ended December 31, 2011 and 2012 are as follows:

	Three months ended December 31,
	2011			2012
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥25,342	¥1,207	¥26,549	¥19,599	¥971	¥20,570
Net unrealized gains (losses) on securities	(13,931)	67	(13,864)	5,090	24	5,114
Net unrealized losses on derivative financial instruments	(60)	(26)	(86)	(96)	(38)	(134)
Pension adjustments	(455)	(1)	(456)	(1,102)	(77)	(1,179)
Foreign currency translation adjustments	1,594	314	1,908	38,473	5,588	44,061

Comprehensive income	¥12,490	¥1,561	¥14,051	¥61,964	¥6,468	¥68,432

	Amount before taxes	Tax effect amount	Amount, net of taxes
	(Yen in millions)
For the three months ended December 31, 2011:*
Net unrealized losses on securities	¥(23,542)	¥9,678	¥(13,864)
Net unrealized losses on derivative financial instruments	(89)	3	(86)
Pension adjustments	(775)	319	(456)
Foreign currency translation adjustments	1,908	0	1,908

Other comprehensive loss	¥(22,498)	¥10,000	¥(12,498)

For the three months ended December 31, 2012:
Net unrealized gains on securities	¥7,964	¥(2,850)	¥5,114
Net unrealized losses on derivative financial instruments	(133)	(1)	(134)
Pension adjustments	(1,416)	237	(1,179)
Foreign currency translation adjustments	44,061	—	44,061

Other comprehensive income	¥50,476	¥(2,614)	¥47,862

*	Information for the three months ended December 31, 2011 is presented to conform to current presentation.

13. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Research and development expenses	¥35,118	¥35,615
Advertising expenses	5,563	5,244
Shipping and handling cost included in selling, general and administrative expenses	12,869	14,230

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Research and development expenses	¥11,453	¥11,749
Advertising expenses	2,067	2,217
Shipping and handling cost included in selling, general and administrative expenses	4,322	5,159

14. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment

Information & Telecommunication Components

General Industrial Ceramic Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices

CMOS/CCD Image Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors

SAW Devices, RF Modules, EMI Filters

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

LCDs, Touch Panels

(5) Telecommunications Equipment Group

Mobile Phone Handsets

PHS related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(6) Information Equipment Group

Black & White and Color Office Equipment such as ECOSYS Printers and Multifunction Peripherals

Wide Format Multifunctional Systems

Printer and Multifunction Peripherals Supplies

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services,

Engineering Business, Management Consulting Business

Epoxy Molding Compounds for Semiconductor Encapsulation,

Electrical Insulators, Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts

Realty Development

LED Lighting Systems

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI group) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Nine months ended December 31,
	2011	2012
Amount of sales to KDDI group (Yen in millions)	¥94,596	¥69,565
Ratio of amount of sale to KDDI group to consolidated net sales (%)	10.7	7.5

	Three months ended December 31,
	2011	2012
Amount of sales to KDDI group (Yen in millions)	¥36,784	¥21,132
Ratio of amount of sale to KDDI group to consolidated net sales (%)	13.1	6.6

Information by reporting segments for the nine and three months ended December 31, 2011 and 2012 is summarized as follows:

Reporting Segments

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥61,346	¥56,937
Semiconductor Parts Group	117,733	127,362
Applied Ceramic Products Group	133,600	136,726
Electronic Device Group	165,360	207,801
Telecommunications Equipment Group	136,568	127,360
Information Equipment Group	178,967	178,445
Others	111,265	115,009
Adjustments and eliminations	(19,450)	(23,116)

Net sales	¥885,389	¥926,524

Income before income taxes:
Fine Ceramic Parts Group	¥9,618	¥6,429
Semiconductor Parts Group	22,294	22,848
Applied Ceramic Products Group	7,231	9,906
Electronic Device Group	21,897	(7,223)
Telecommunications Equipment Group	811	1,671
Information Equipment Group	22,607	15,752
Others	5,532	7,320

Total operating profit	89,990	56,703
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	13,394	13,350
Adjustments and eliminations	(780)	(1,171)

Income before income taxes	¥102,604	¥68,882

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,802	¥4,671
Semiconductor Parts Group	8,477	8,930
Applied Ceramic Products Group	10,853	10,977
Electronic Device Group	9,697	10,794
Telecommunications Equipment Group	6,665	5,541
Information Equipment Group	7,588	6,902
Others	3,448	3,329
Corporate	1,608	1,512

Total	¥53,138	¥52,656

Capital expenditures:
Fine Ceramic Parts Group	¥9,734	¥2,908
Semiconductor Parts Group	10,333	10,219
Applied Ceramic Products Group	7,931	6,563
Electronic Device Group	12,008	9,052
Telecommunications Equipment Group	3,280	2,177
Information Equipment Group	4,346	5,044
Others	2,361	2,195
Corporate	1,451	2,549

Total	¥51,444	¥40,707

Reporting Segments

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥19,365	¥18,538
Semiconductor Parts Group	35,979	44,879
Applied Ceramic Products Group	42,888	51,302
Electronic Device Group	49,530	66,986
Telecommunications Equipment Group	46,544	43,027
Information Equipment Group	57,777	61,658
Others	35,079	40,148
Adjustments and eliminations	(6,041)	(8,445)

Net sales	¥281,121	¥318,093

Income before income taxes:
Fine Ceramic Parts Group	¥2,350	¥1,894
Semiconductor Parts Group	4,421	8,986
Applied Ceramic Products Group	875	4,618
Electronic Device Group	4,274	4,656
Telecommunications Equipment Group	485	870
Information Equipment Group	6,779	4,646
Others	2,037	2,975

Total operating profit	21,221	28,645
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	6,035	5,214
Adjustments and eliminations	(217)	(709)

Income before income taxes	¥27,039	¥33,150

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,836	¥1,643
Semiconductor Parts Group	3,114	3,434
Applied Ceramic Products Group	3,775	3,955
Electronic Device Group	3,412	3,903
Telecommunications Equipment Group	2,289	1,857
Information Equipment Group	2,581	2,533
Others	1,186	1,276
Corporate	552	520

Total	¥18,745	¥19,121

Capital expenditures:
Fine Ceramic Parts Group	¥3,316	¥905
Semiconductor Parts Group	3,426	3,926
Applied Ceramic Products Group	2,617	1,245
Electronic Device Group	2,693	3,739
Telecommunications Equipment Group	1,097	569
Information Equipment Group	2,594	1,742
Others	947	1,312
Corporate	230	743

Total	¥16,920	¥14,181

Geographic segments (Net sales by region)

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥419,364	¥413,315
Asia	154,377	172,023
United States of America	118,861	157,983
Europe	151,249	141,863
Others	41,538	41,340

Net sales	¥885,389	¥926,524

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥143,407	¥138,467
Asia	44,916	59,288
United States of America	32,985	57,259
Europe	47,645	48,637
Others	12,168	14,442

Net sales	¥281,121	¥318,093

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥428,164	¥452,197
Intra-group sales and transfer between geographic areas	292,044	309,337

	720,208	761,534

Asia	133,133	148,210
Intra-group sales and transfer between geographic areas	121,835	191,664

	254,968	339,874

United States of America	147,930	161,225
Intra-group sales and transfer between geographic areas	16,228	20,212

	164,158	181,437

Europe	158,112	147,359
Intra-group sales and transfer between geographic areas	23,180	25,852

	181,292	173,211

Others	18,050	17,533
Intra-group sales and transfer between geographic areas	8,661	9,250

	26,711	26,783

Adjustments and eliminations	(461,948)	(556,315)

Net sales	¥885,389	¥926,524

Income before income taxes:
Japan	¥54,792	¥48,337
Asia	14,393	17,344
United States of America	12,207	(10,495)
Europe	7,597	2,205
Others	586	515

	89,575	57,906
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	13,394	13,350
Adjustments and eliminations	(365)	(2,374)

Income before income taxes	¥102,604	¥68,882

	Three months ended December 31,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥145,719	¥152,444
Intra-group sales and transfer between geographic areas	75,759	105,303

	221,478	257,747

Asia	38,634	52,310
Intra-group sales and transfer between geographic areas	35,998	67,856

	74,632	120,166

United States of America	42,276	57,843
Intra-group sales and transfer between geographic areas	4,773	7,524

	47,049	65,367

Europe	49,439	49,764
Intra-group sales and transfer between geographic areas	6,128	9,445

	55,567	59,209

Others	5,053	5,732
Intra-group sales and transfer between geographic areas	2,347	3,208

	7,400	8,940

Adjustments and eliminations	(125,005)	(193,336)

Net sales	¥281,121	¥318,093

Income before income taxes:
Japan	¥12,190	¥19,895
Asia	3,071	5,497
United States of America	3,047	3,696
Europe	755	435
Others	(249)	321

	18,814	29,844
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	6,035	5,214
Adjustments and eliminations	2,190	(1,908)

Income before income taxes	¥27,039	¥33,150

15. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥72,110	¥44,970

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥393.07	¥245.15
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥393.07	¥245.15

Basic weighted average number of shares outstanding	183,453	183,442
Diluted weighted average number of shares outstanding	183,453	183,442

	Three months ended December 31,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥25,342	¥19,599

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥138.14	¥106.84
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥138.14	¥106.84

Basic weighted average number of shares outstanding	183,445	183,441
Diluted weighted average number of shares outstanding	183,445	183,441

Reference Information (Unaudited)

1. Production (Sales price)

	Nine months ended December 31,				Increase (Decrease) %
	2011		2012
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥62,502	7.2	¥56,466	6.0	(9.7)
Semiconductor Parts Group	116,970	13.4	130,301	13.7	11.4
Applied Ceramic Products Group	137,245	15.8	154,309	16.2	12.4
Electronic Device Group	164,739	18.9	208,544	21.9	26.6

Total Components Business	481,456	55.3	549,620	57.8	14.2
Telecommunications Equipment Group	131,293	15.1	132,329	13.9	0.8
Information Equipment Group	183,113	21.0	186,607	19.7	1.9

Total Equipment Business	314,406	36.1	318,936	33.6	1.4
Others	74,866	8.6	82,190	8.6	9.8

Production	¥870,728	100.0	¥950,746	100.0	9.2

2. Orders

	Nine months ended December 31,				Increase (Decrease) %
	2011		2012
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥60,527	6.8	¥57,147	5.8	(5.6)
Semiconductor Parts Group	116,830	13.2	127,782	13.0	9.4
Applied Ceramic Products Group	137,759	15.6	171,959	17.6	24.8
Electronic Device Group	161,706	18.3	209,332	21.4	29.5

Total Components Business	476,822	53.9	566,220	57.8	18.7
Telecommunications Equipment Group	136,307	15.4	138,458	14.2	1.6
Information Equipment Group	178,675	20.2	178,281	18.2	(0.2)

Total Equipment Business	314,982	35.6	316,739	32.4	0.6
Others	112,543	12.7	119,812	12.2	6.5
Adjustments and eliminations	(19,410)	(2.2)	(23,656)	(2.4)	—

Orders	¥884,937	100.0	¥979,115	100.0	10.6